November 3, 2006
VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:		Larry Spirgal

	Re.:	Maxcom Telecommunications, Inc.
Form 20-F for year ended December 31, 2005 filed June 30, 2006
File No. 333-11910
Ladies and Gentlemen:
On behalf of Maxcom Telecommunications, Inc. (the “Company”) and in response to the letter (the “Comment Letter”) dated October 23, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Jose Antonio Solbes, the Company’s Chief Financial Officer, please find below the Company’s responses to the Comment Letter.
The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.
Notes to Consolidated Financial Statements
Note 18. Stock Option Plans, page F-39
1.	We note that you adopted IFRS 2 through Mexican Standard A-8 for the fiscal year beginning January 1, 2005. We also note that you grant stock options under different plans to members of your board of directors, officers and employees. In this regard, we note that you granted 13,712,000 options during 2005 and it is unclear to us why there was no compensation expense as a result of applying the Black-Scholes method to determine the fair value of your stock options. Please tell us in sufficient detail how you determine the fair value of stock options for the years ended December 31, 2005 and 2004, for both Mexican GAAP and US GAAP reporting.

Response:
Maxcom acknowledges the Staff’s comment.
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

Maxcom adopted IFRS 2 pursuant to Mexican Standard A-8 for the fiscal year beginning January 1, 2005 for purposes of its primary financial statements prepared under Mexican GAAP. Maxcom also elected to adopt FAS 123 for US GAAP purposes at the same time. Prior to that date, for both Mexican GAAP and US GAAP, Maxcom followed the provisions of APB 25 for options granted under the employee plans and FAS 123 for options granted to the Board of Directors who were considered not employees and therefore, we did not have a reconciling line item for US GAAP purposes in 2004 and 2005.
The breakdown of the options granted by plan is presented below together with the assumptions used to prepare the fair value amounts as calculated under the Black-Scholes model. We inform the Staff that we contracted an independent third party valuation specialist to prepare the valuation of the options granted during 2004 and 2005.
Options granted during 2004 and 2005 are as follows:

	Options granted	Options granted to	Total options
Fiscal year	to employees	Directors and officers	granted
2004	0	188,000	188,000
2005	13,529,500	183,500	13,712,000
Black-Scholes model assumptions
The third party valuation specialist used the following assumptions were used in the Black-Scholes model to estimate the fair value of each option at the respective grant dates:

			Awards to be
	Awards to be		settled in		Awards to be settled in
	settled in		preferred stock to		preferred stock to
	common stock		employees		Directors and Officers
Stock price[1]	US$	0.00	US$	0.28	US$	0.28
Exercise price	US$	0.50	US$	0.50	US$	0.01
Expected volatility[2]		55%		55%		55%
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

			Awards to be
	Awards to be		settled in		Awards to be settled in
	settled in		preferred stock to		preferred stock to
	common stock		employees		Directors and Officers
Expected term[3]	5 years		5 years		3 years
Dividend yield		0%		0%		0%
Risk free rate[4]		4.35%		4.35%		4.37%
Results:
Fair value of the option at the grant date	US$	0.00	US$	0.03	US$	0.27

[1]	To determine the fair value of our shares, the third party valuation specialist used the income and market approaches. The income approach is based on the premise that the value of an interest is equal to the present value of its future income streams, while the market approach considers the fair value of our shares based on the Enterprise Value to EBITDA multiple. The third party valuation specialist weighted both approaches equally resulting in a total equity value of Maxcom of US$103.2 million. To allocate this equity value between preferred stock and common stock, the third party valuation specialist used the guidance found in ‘Current-Value Method’ set forth in the ‘AICPA Audit and Accounting Practice Aid Series — Valuation of Privately Held Company Equity Securities Issued as Compensation’. Since the estimated fair value is less than the US$180.3 million liquidation value of our existing preferred shares, the conclusion was that the fair market value of the common shares at the grant date was US$0.

[2]	To determine the volatility the third party valuation specialist used the standard deviation of our comparative company’s stock return, and used companies in the same industry and with similar characteristics considering that Maxcom is a private company.

[3]	Reflects the number of years between the vesting date and the expiration date.

[4]	The third party valuation specialist used the zero coupons Mexican government bond with equal length of the life of the options.

Based on the fair value of the options at the grant dates, Maxcom would have recognized a compensation expense of US$50,767 (Ps.558k) in 2004 and pursuant to the FIN 28 allocation expense method, US$243,333 (Ps.2,677k) in 2005. We believe that these amounts are not material to our consolidated financial statements. We accompany for the Staff ´s review our materiality analysis prepared pursuant to Staff Accounting Bulletin (SAB) 99 as Exhibit A to this letter.
We also inform the Staff that the above described stock options plans were amended on July 21, 2006 to provide better benefits to the holders of the options granted. We have recently completed our analysis of the financial statement impact of the modifications to the plans and concluded that such amendment will result in a total compensation expense of US$2,074,724 (Ps22,821k) which will be expensed ratably over the new award period pursuant to FIN 28. The compensation expense, under both IRFS 2 and FAS 123R will be US$1,382,780 (Ps.15,211) for the year ended December 31, 2006 and will be reflected in our 2006 financial statements.
Note 21. Significant Differences between Mexican and the United States Generally Accepted Accounting Principles
New US GAAP Accounting Pronouncements, page F-51
2.	Please disclose the impact of SFAS 123R will have on your consolidated financial statements. Please refer to SAB 11M.

Response:
Maxcom acknowledges the Staff’s comment. Maxcom did not include a SAB 74 disclosure since it believed that the impact of adoption of FAS 123R would not have a significant effect.
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

This conclusion is based on the fact that we had already adopted in 2005, as stated above, IFRS 2 and FAS 123.
*          *          *          *
In connection with responding to the Comment Letter, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The Company hopes that the foregoing has been responsive to the Staff’s comments.
If you have any questions related to this letter, please contact Mr. Alberto Gutiérrez at 011 5255 51481061.

Sincerely,

/s/ Jose Antonio Solbes

Jose Antonio Solbes
Chief Financial Officer

cc:	Alberto Gutiérrez (Maxcom) Gonzalo Alarcon I., Esq. (Solertia Asesores / Alarcon Abogados) Gerald Nowak, Esq. (Kirkland & Ellis LLP) Paul Zier, Esq. (Kirkland & Ellis LLP)
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

Exhibit A
Materiality assessment
Maxcom
Supplemental Qualitative Analysis Related to the compensation expense of our different
Stock Option Plans
SEC comment No. 1

No.	Qualitative factor	Evaluation and conclusion
1.	Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The misstatement arose from a complex fair value calculation that is inherent in calculating the stock compensation expense.

2.	Whether the misstatement masks a change in earnings or other trends	The misstatement did not change the earning or other trends. Please see quantitative assessment on net income, pre-tax income, shareholders’ equity and cash flows for better understanding of the adjustment impact. Also the adjustment will not have an impact on a prospective basis since all plans were modified on July 20, 2006.

3.	Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise	The misstatement was not intended to hide any analysis expectations. In addition, we do not publish earnings per share amounts.

4.	Whether the misstatement changes a loss into income or vice versa	No, the adjustment would have not modified the income to loss or vice versa. See quantitative analysis.

5.	Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability	No, the adjustment will not have an effect in the Company’s reporting segment. Currently the Company bases its performance for segments on revenues.
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

No.	Qualitative factor	Evaluation and conclusion
6.	Whether the misstatement affects the registrant’s compliance with regulatory requirements	No effect on regulatory requirements.

7.	Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	No effect on covenants. The adjustment will not change the shareholders’ equity or the financial position of the Company.

8.	Whether the misstatement has the effect of increasing management’s compensation — for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation	No effect.

9.	Whether the misstatement involves concealment of an unlawful transaction.	No effect.

10.	Expected market reaction	No expected market reactions.
Maxcom Telecomunicaciones, S.A. de C.V.
G. González Camarena 2000, Santa Fe, 01210, México, D.F. Tel. 5147-1111

Materiality assesment
Maxcom
Suplemental Quantitative Analysys related to the compensation expense of our different Stock Options Plans
SEC comment No.1
Adjustment data

				Year expense based on vesting period FIN 28 (US dollar amounts)
			Total
			compensation
	Options	FV options	expense	2005	2006	2007	2008	2009	Total
2005	13,529,500	0.03	405,885	193,923	115,001	60,863	29,314	6,784	405,885
2005	182,500	0.27	49,275	49,275					49,275
2004	188,000	0.27	50,760	50,765					50,765

	Year expense based on vesting period FIN 28 (US dollar amounts)
	2005	2006	2007	2008	2009	Total
	2,133,153	1,265,011	669,493	322,454	74,624	4,464,735
	542,025					542,025

Total 2005	2,677,183

Total 2004	558,415					558,415

Amounts in thousand of constant Mexican Pesos at December 31, 2005

Quantitative materiality analysis:	Mexican GAAP		US GAAP
	2004	2005	2004	2005

Unadjusted difference on net income	558	2,677	558	2,677

Net income	(133,303)	(71,239)	1,221,900	171,922
% impact	-0.42%	-3.76%	0.05%	1.56%

Unadjusted difference on operating income	558	2,677	558	2,677

Pre-tax (loss) income	(104,334)	(44,633)	1,250,869	198,528
% impact	-0.53%	-6.00%	0.04%	1.35%

Unadjusted difference on equity	558	2,677	558	2,677

Shareholders equity	1,637,160	1,783,846	1,182,664	1,010,742
%	0.03%	0.15%	0.05%	0.26%

Assets and liabilities
The adjustment would have not had any effect
Compensation expense (I/S account)
Additional Paid in Capital (S/E account)

Statement of cash flows — FAS 95
The adjustment would have not had any effect.
The compensation expense is a non-cash transaction

	2004	2005
Pre-tax income under Mexican GAAP	(104,334)	(44,633)
Adjustment in the US GAAP reconciliation affecting pre-tax income
Amortization of pre operating expenses	36,616	36,302
Capitalization of interest, net	1,003	1,472
Installation revenues and related costs	(20,249)	3,006
Installation costs not charged to custoimers	(65,772)	(64,292)
Debt restructuring	1,403,473	48,616
Capitalized internal compensation cost	132	132
		217,925

Pre-tax income under US GAAP	1,250,869	198,528